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SEC 18010046

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OCT 25 2018
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 33438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BRAINTREE HILL OFFICE PARK, SUITE 105
(No. and Street)

BRAINTREE	MA	02184
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT S. CHAISSON 781-535-6083 EXT 308
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT S. CHAISSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS SECURITIES CORPORATION, as of JUNE 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2018

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Compass Securities Corporation

We have audited the accompanying statement of financial condition of Compass Securities Corporation as of June 30, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Compass Securities Corporation as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Compass Securities Corporation's management. Our responsibility is to express an opinion on Compass Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Compass Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Compass Securities Corporation's financial statements. The supplemental information is the responsibility of Compass Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.

We have served as Compass Securities Corporation's auditor since 2001.

Norwood, Massachusetts
August 2, 2018

COMPASS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

30-Jun-18

ASSETS

Cash	$ 283,484
Receivable from non-customers	136,300
Due from related entity	54,407
	$ 474,191

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 247,035
Due to related entity	12,892
	259,927
Stockholder's equity:	
Common stock, no par value, authorized 15,000 shares 100 shares issued and outstanding	3,000
Retained earnings	211,264
Total stockholder's equity	214,264
	$ 474,191

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2018

Revenues:	
Commissions	$ 9,670,635
Mutual fund and 12(b)1 fees	41,383
Interest and dividends	1,019
Other income	170,581
	9,883,618
Expenses:	
Employee compensation and benefits	281,717
Commission expense	8,908,587
Occupancy	61,716
Management and allocated corporate overhead	371,036
Other expenses	242,689
	9,865,745
Income before income taxes	17,873
Provision for income taxes	-
Net income	$ 17,873

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2018

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2017	$ 3,000	$ 193,391	$ 196,391
Net income	-	17,873	17,873
Balance at June 30, 2018	$ 3,000	$ 211,264	$ 214,264

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

Cash flows from operating activities:	
Net income	$ 17,873
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets	
Due from related entity	(54,407)
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	18,851
Due to related entity	12,892
Total adjustments	(22,664)
Net cash used in operating activities	(4,791)
Cash flows from investing activities	
None	-
Cash flows used in financing activities	
None	-
Decrease in cash	(4,791)
Cash at beginning of the year	288,275
Cash at end of the year	$ 283,484
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2018

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Revenue Recognition:

The Company recognizes revenue when the following criteria have been met: persuasive evidence of an arrangement exists, services have been rendered, collection of revenue is reasonably assured, and the fees are fixed or determinable.

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Income Taxes:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from its affiliate company, Compass Capital Corporation, (CCC). The related party charged $31,443 for these services for the fiscal year ending June 30, 2018.

The Company charged this entity $50,000 for administrative services it provided to CCC. At June 30, 2018 the Company owed $12,892 to CCC.

The Company also receives administrative and management consulting services from its parent company, Compass Holding Group Inc., (CHGI). The related party charged $339,593 for these services for the fiscal year ending June 30, 2018. At June 30, 2018 the Company was owed $54,407 from to CHGI.

Since these companies are related entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 3 – INCOME TAXES

Income tax expense consisted of the following:

Current tax expense	
Federal	$ 0
State	0
	$0

The Company is a member of a group that files a consolidated tax return.

NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $159,177, which was $141,849 in excess of its required net capital of $17,328. The Company's net capital ratio was 1.63 to 1.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE 6 – FAIR VALUE, CONTINUED

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 7 – UNCERTAINTY IN INCOME TAXES

Effective July 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2018, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company has adopted a defined contribution retirement plan covering substantially all employees meeting minimum age and service requirements. The Company at its discretion may contribute to the plan an amount designated by management. For the year ended June 30, 2018, the Company elected to not contribute anything to the plan.

NOTE 9 – LITIGATION

The Company has been named as a party in an investor lawsuit related to a private placement of securities in 2012 and the Company has asked the court for dismissal. It does not anticipate any monetary damages in the proceeding.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 2, 2018, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

COMPASS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

JUNE 30, 2018

SCHEDULE I

COMPASS SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

30-Jun-18

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 247,035	
Due to related entity	12,892	
	$ 259,927	
NET CAPITAL:		
Common stock		$ 3,000
Retained earnings		211,264
		214,264
ADJUSTMENTS TO NET CAPITAL:		
Receivable from non-customers		(680)
Due from related entity		(54,407)
Net capital, as defined		$ 159,177
NET CAPITAL REQUIREMENT		$ 17,328
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 141,849
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.63 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 159,177
Net audit adjustments	54,407
Increase in non-allowables and haircuts	(54,407)
Net capital per above	$ 159,177

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

COMPASS SECURITIES CORPORATION

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2018

Compass Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Shareholder
of Compass Securities Corporation

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2018, which were agreed to by Compass Securities Corporation and SIPC and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Compass Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Compass Securities Corporation's management is responsible for Compass Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash disbursement journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended June 30, 2018 with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Norwood, Massachusetts
August 2, 2018

COMPASS SECURITIES CORPORATION

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2018

Payment Date	To Whom Paid	Amount
1/17/2018	SIPC	$ 791
7/16/2018	SIPC	$ 2,804

See Accountant's agreed-upon procedure report.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Compass Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which Compass Securities Corporation asserts…

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception, and

Compass Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compass Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC
Norwood, Massachusetts
August 2, 2018

Compass Securities Corporation
MEMBER FINRA, SIPC

Exemption Report June 30, 2018

Compass Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Compass Securities Corporation

I, Scott Chaisson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: President
October 2, 2018